EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

			Years Ended December 31,
(dollars in thousands)	2017		2016		2015		2014		2013
Ratio 1 – Including Interest on Deposits
Earnings:
Income from continuing operations before income taxes	$480,138		$388,450		358,573		302,559		252,628
Fixed charges excluding preferred stock dividends and accretion	146,511		130,745		126,355		117,001		126,379
Total	626,649		519,195		484,928		419,560		379,007
Fixed Charges:
Interest on deposits	81,325		64,206		65,534		55,179		64,392
Interest on short-term borrowings	198		200		168		220		324
Interest on long-term debt	57,665		59,217		52,942		54,009		54,106
Portion of rents representative of the interest factor (1/3) of expense	7,323		7,121		7,711		7,593		7,557
Preferred stock dividends and accretion	10,238		10,238		10,238		10,238		40,830
Total fixed charges including preferred stock dividends and accretion	$156,749		$140,982		136,593		127,239		167,209
Ratio of earnings to fixed charges	4.00	x	3.68	x	3.55	x	3.30	x	2.27	x

Ratio 2 – Excluding Interest on Deposits
Earnings:
Income from continuing operations before income taxes	$480,138		$388,450		358,573		302,559		252,628
Fixed charges excluding preferred stock dividends and accretion	65,186		66,539		60,821		61,822		61,987
Total	545,324		454,989		419,394		364,381		314,615
Fixed Charges:
Interest on short-term borrowings	198		200		168		220		324
Interest on long-term debt	57,665		59,217		52,942		54,009		54,106
Portion of rents representative of the interest factor (1/3) of expense	7,323		7,121		7,711		7,593		7,557
Preferred stock dividends and accretion	10,238		10,238		10,238		10,238		40,830
Total fixed charges including preferred stock dividends and accretion	$75,424		$76,776		71,059		72,060		102,817
Ratio of earnings to fixed charges	7.23	x	5.93	x	5.90	x	5.06	x	3.06	x